EXHIBIT 99

                  Royal Palm Beach Colony, Limited Partnership


Extract from Annual Report of the Registrant on Form 10-K for the Fiscal Year ended September 30, 1995 -- Items 1 and 2

                                     PART I


Item 1. Business

(a) GENERAL DEVELOPMENT OF BUSINESS

Royal  Palm  Beach  Colony,   Limited  Partnership  (the  "Partnership"  or  the
"Registrant") was organized under the Delaware Revised Uniform Limited Partnership Act. The Partnership is a successor to Royal Palm Beach Colony, Inc., (the "Predecessor Company") a Florida corporation organized in 1963. Pursuant to a Plan of Complete Liquidation (the "Plan"), the Predecessor Company transferred all of its assets, subject to all of its liabilities, to the Partnership in exchange for a number of partnership units ("Units") exactly equal to the number of shares of common stock of the Predecessor Company outstanding on July 11, 1985 (the "Effective Date"). On the Effective Date, the Units were distributed to the former holders of common stock of the Predecessor Company on the basis of one (1) Unit for each share of common stock of the Predecessor Company. The Partnership, as a successor to the Predecessor Company, has registered its Units under Section 12 (b) of the Securities Exchange Act of 1934. Under the Amended Agreement of Limited Partnership of the Registrant, the term of the Partnership expires December 31, 2005, unless extended by vote of a majority of the partnership units.

AMERICAN STOCK EXCHANGE LISTING On January 16, 1996 the American Stock Exchange halted trading in the Partnership's Units pending filing of this Form 10K and review thereof by the Exchange. The Exchange also advised the Partnership that it did not currently meet the Exchange's listing standards and that no assurance could be given that trading in the units would resume. Management believes that a market for the Partnership's Units may develop over-the-counter if the Units are not permitted to trade on the Exchange, but there can be no assurance that such market will develop.

Results of Liquidation Activities

The Partnership's principal business has been to operate, manage and dispose of the assets which were transferred to it on the Effective Date by the Predecessor Company.

Since the Effective Date of the Predecessor Company's liquidation, the Partnership has engaged in a program of asset disposition resulting in the sale of assets for an aggregate gross consideration of $65,116,575. As of January 31, 1996, the Partnership had distributed an aggregate of $29,156,000, or $6.50 per Unit, to the general and limited partners. See Item 5 -- Market for the
Registrant's Common Equity and Related Stockholder Matters -- "Prior Distributions."

As of September 30, 1995, the Partnership's remaining assets consisted principally of; (1) mortgages having aggregate principal balances of $285,801 and which are included in the balance sheet in the item "Mortgage Notes Receivable" (net of deferred profit of $49,648 -- see Note 2 to the financial statements); (2) a 165 acre tract of land in the Village of Royal Palm Beach (the "Village"), (a portion of which is now under development: see Item 2 -- Properties -- "Village of Royal Palm Beach"), which land was reacquired in January, 1992 by foreclosure of a mortgage and which is included in the balance sheet at $3,767,818 (this tract is hereinafter referred to as the "Crestwood" tract), (3) unsold land in Palm Beach County, Florida which is included in the balance sheet at its book value of $487,582, (4) a tract of land in the Village reacquired by foreclosure in 1993 and included in the balance sheet at $287,197,
(5) contingent receivables relating to a prior sale of utility assets with a maximum future undiscounted value of $5,945,000 (which amount, other than $432,800 earned as of September 30, 1995 but not paid to the Partnership until January, 1996, has not been included in the balance sheet due to its contingent nature -- see Note 11 to the Financial Statements), and (6) cash in the amount of $83,902. Through January 31, 1996, there had been no material changes in the Partnership's real estate assets.


Factors Affecting Future Operations and Distributions

The availability of cash for distribution in the future will depend upon a variety of factors not currently determinable.

(1)  Recent Efforts to Resume Active Business Activities

In early 1992, a large portion of the Partnership's remaining land consisted of the undeveloped 165 acre "Crestwood" Tract described above, which had been sold during the process of the Partnership's liquidation but reacquired by the Partnership in 1992 when the purchaser was unable to service the interest and amortization payments to the Partnership on a $5,039,952 purchase money mortgage. Management's attempts to remarket the Crestwood Tract on a bulk basis were unsuccessful. Management perceived that due to changes in the market for real estate in southern Florida, the Crestwood Tract would continue to be difficult to market at acceptable prices. Among other factors depressing the local market was the "overhang" of large undeveloped tracts which were on the market as the result of bank insolvencies.

Management also concluded that the market for developed land -- defined for purposes of this discussion as buildable lots which have been properly zoned and developed with grading, roads and utility lines brought to the property boundaries -- was tightening, with local and national builders competing for a shrinking supply of such developed land. With the liquidation of the Partnership having progressed to the point at which the major portion of the Partnership's assets had been liquidated, management began to consider the most effective means to maximize unitholder value with respect to the balance of the Partnership's assets.

After study, management concluded that the Partnership's continuing liquidation should proceed along two tracks.

First, it was determined that unitholder values could most effectively be increased if some or all of the Crestwood Tract were temporarily withheld from sale and selectively developed. In the judgment of management, the prospective incremental increase in selling prices of developed land over amounts which might reasonably be anticipated from the sale of the land in its raw state would substantially exceed the cost of developing such land, and warranted investment of a portion of the Partnership's cash assets in development activities. Management therefore commenced the development of one portion of the Crestwood Tract, consisting of 178 lots zoned for single family housing, in order to enhance its sale value. Management's decision to commence development was influenced, in part, by an appraisal obtained in 1992 of the Crestwood Tract which indicated that such tract had a then current fair market value in the approximate amount of $4,500,000 and could have a significantly higher value if rezoning and re-permitting work were accomplished. Management was further of the opinion that the Crestwood Tract would have an indefinite but substantially higher value if developed with roads and a utility infrastructure. See Item 2 -- Properties -"Village of Royal Palm Beach."

Second, management concluded that generally strengthening conditions in the south Florida real estate market might present an opportunity to the Partnership to capitalize on its status as a publicly traded entity. In early 1994 the Partnership retained a private consultant to determine whether unitholder values could further be enhanced by utilizing the Partnership's cash and remaining land as a vehicle for the resumption of active business operations, either in the land development business or by expanding its activities into home building and other real estate-related fields. Management also wished to obtain an independent review of its assumption that the market value of the Partnership's units might be enhanced over time were the Partnership to convert from a liquidating to an active business mode.

Management also concluded that its decision to develop portions of its remaining Palm Beach County real estate would be consistent either with a decision to proceed with the Partnership's complete liquidation, to resume business operations, or to complete its liquidation by acquiring and distributing to unitholders the securities of another entity in connection with a business combination. It therefore proceeded with the development plans described above, and at the same time explored the business and tax implications of the resumption of business activities and/or business combination with another entity. The progress of such land development, and financing recently obtained therefor, is discussed under Item 2 -- Properties -- "Village of Royal Palm Beach."

Management ultimately concluded that the most logical course for the Partnership to follow would involve the addition of home building operations. In furtherance of this objective, the Partnership, during the summer of 1994, retained a locally recognized consultant to the home building industry to assist it in identifying possible affiliations in south Florida. After several potential affiliations were identified, a memorandum of understanding was executed with Regency Homes, Inc., a prominent, privately-owned South Florida home builder. The memorandum envisioned a business combination in which the Regency shareholders, and the Partnership would have acquired 62.5% and 37.5%, respectively (later modified to 60% and 40%, respectively) of a new entity, followed by distribution of the Partnership's shares to its unitholders and liquidation of the Partnership. However, after protracted negotiations over the terms of the agreement and several downward modifications of Regency's original earnings projections, negotiations with Regency were suspended in early December 1995 and terminated in late December, 1995.

While management continues to explore the possibility of a business combination with an operating business, the Partnership is proceeding with the liquidation of the its remaining assets, and, in connection therewith, continuing to develop the residential lots in the Crestwood tract. The status of such dispositions and development is discussed in Item 2 below.

(2)  Cash Available for Distribution

Whether or not the Partnership resumes active business activities, management intends to continue to invest in the development of portions of the Partnership's remaining land in Palm Beach County as a means of achieving a higher return upon sale. Because of the cash requirements for such land development activities in 1995, together with cash expenditures in connection with the proposed transaction with Regency Homes, Inc. and normal operating expenses, no cash was available for distribution in 1995 and it is considered doubtful that cash will be available for distribution in 1996. See Item 7 -- Management Discussion and Analysis of Financial Condition -- Liquidity and
Capital Resources. If the Partnership ultimately determines to carry its liquidation to conclusion, the timing of the resumption of liquidating distributions will depend largely upon its ability to dispose of its remaining land, developed or undeveloped, and future collections of contingent receivables relating to a prior sale of a utility plant. See Item 2 -- Properties --
"Utility Contingent Receivable" for a discussion of other factors affecting future distributions. If management determines that the Partnership should continue in business, the form in which the Partnership does business, and the form in which present unitholders hold an equity position, could also change. Management is unable to predict the distribution policy of the Partnership if it resumes active business activities or the distribution policy of any business entity which might result from the combination of the Partnership with another entity. However, management considers it more likely than not that the Partnership will complete its liquidation without engaging in a business combination with another entity.


(b) Financial Information About Industry Segments

Not applicable.

(c) Narrative Description Of The Business

Regulation

Development and sales operations of the Partnership or by potential purchasers of real estate from the Partnership have been subject to regulation by a number of local, state and federal agencies concerning the nature and extent of improvements, and compliance with zoning regulations, building codes, health requirements and environmental protection. The Partnership believes that it has been in substantial compliance with all such laws and regulations which affect its properties and that it has developed the properties to the extent required by contract or law. If such laws or regulations are amended, in particular those concerning environmental protection, the cost of compliance could be increased. Reference is made to the discussion concerning the impact of land use regulatory issues affecting salability of certain properties remaining in Palm Beach County in Item 2 -- Properties -- "Acreage in the Vicinity of the Village."

Competition

The real estate business conducted by the Partnership is highly competitive. The Partnership's sales of its remaining land will compete with surrounding developments, and with owners of tracts of land in the area of all its properties. There are substantial tracts of vacant land and land under development in the general area of most of the Partnership's remaining real estate. These competitive considerations could affect the decisions of potential purchasers of the Partnership's remaining properties.

The Partnership has historically marketed its properties through direct mail advertising to major brokers and developers, advertisements in major regional newspapers and direct contacts between officers of the Managing General Partner and real estate developers and brokers. The Partnership is currently marketing its remaining properties through local real estate brokers, including Randy Rieger, who also served as interim Vice President and Chief Operating Officer of the Partnership's managing general partner between September 1995 and February 1996. See Item 13 -- "Certain Relationships and Related Transactions."


Impact of General Economic Conditions

The development and sale of real estate occurs within a historically cyclical market, and is significantly influenced by general economic conditions. Sales of housing units and sales of tracts to builders are particularly affected by the costs and availability of mortgage financing and the rise and fall of interest rates in general. Interest rates have moved in a narrow range during the past year, and declined slightly in December 1995. If significant increases occur in the future, the real estate market could suffer as a result.


Personnel

As of January 31, 1996, Stein Management Company, Inc. ("Steinco") the Managing General Partner, employed 3 persons.

Office Facilities

The Partnership's executive headquarters are located at 2501 S. Ocean Drive, Hollywood, Florida 33019. The premises are owned by an affiliate of Hasam Realty Limited Partnership ("Hasam L.P."), a general partner of the Partnership, and are being made available to the Partnership as an accommodation without charge.

Item 2.  Properties

Palm Beach County, Florida

The Company originally owned approximately 28,000 acres in Palm Beach County, in southeastern Florida, approximately 4,200 of which were located within the Village.

The Village of Royal Palm Beach

The village, an incorporated municipality, is approximately eight miles from the Palm Beach International Airport and eleven miles west of Palm Beach. Two major area highways, Southern Boulevard and Okeechobee Road, lead directly from Palm Beach through West Palm Beach to the Village. The Village has a population of approximately 16,000 and is primarily residential. The Village has been developed in accordance with a master plan and includes schools, shopping facilities, community recreation areas, and its own police and fire departments.

Although the Partnership had previously sold all of its land in the Village, it reacquired in 1992, through foreclosure of a defaulted purchase money mortgage, the 165 acre Crestwood Tract of undeveloped land in the Village. When reacquired, the Crestwood Tract was zoned and preliminary approval had been obtained for the development of 172 single-family homesites (the "Single Family Tract") and 625 multi-family units. The Crestwood Tract is bisected by a principal Village road and has access to all utilities, but was otherwise undeveloped with the exception of the existence of portions of a drainage system.

Commercial Tract within the Crestwood Tract

In order to enhance the value and salability of the Crestwood Tract, the Partnership has obtained the rezoning of a 28 acre portion of the multi-family zoned property in the Crestwood Tract to permit the Partnership to offer such portion for sale as a shopping center site. The Partnership expects to receive site-plan approval in mid-1996. The Partnership has executed an agreement to sell this portion to an unaffiliated shopping center developer ("Purchaser") in four phases. The first phase relates to an 11.8 acre tract to be sold for $3.00 per square foot (approximately $1,542,024 subject to final survey), with a closing subject to soil testing, availability of sufficient utility connections, environmental matters, final site-plan approval by June, 1996 and approval of the premises by a major supermarket chain as a site for a new supermarket. In addition, the Purchaser has an inspection period ending in May, 1996 during which Purchaser can terminate the agreement if it determines that the property is not suitable for Purchaser's purposes. All conditions to closing must be satisfied and the closing must occur ("First Closing") on or before December 31, 1996. The Purchaser's only liability for failure to close will be its loss of an initial deposit of $15,000, plus additional deposits aggregating $55,500 required if the inspection period expires, the supermarket chain approves the site, and the Purchaser does not terminate the agreement.

The second and third phases consist of two parcels which are covered by the rezoning process referred to above and adjoin the shopping center site, but as to which building permits are not expected to be available for approximately four years. As to such parcels, the Partnership has agreed, during a five-year period following the First Closing, to accord an option to Purchaser to acquire the parcels, with the price to be paid dependent on the terms upon which the Purchaser leases or sells such parcels to an unaffiliated third party. In such event the Purchaser will pay to the partnership, (i) in the event of a lease, a sum equal to the five times the average annual rental under the lease, and (ii) in the event of a sale, 50% of the net proceeds of the sale; provided that the partnership is not required to accept less than $3.50 per square foot. If the Partnership obtains an unsolicited offer to lease or purchase the parcels ("Third Party Offer") which the Partnership desires to accept, the Purchaser may exercise a right of first refusal in which case the Partnership must accept (i) in the event of a lease, a sum equal to five times the average annual rental to be paid during the first five years of the proposed lease, and (ii) in the event of a sale, 50% of the net proceeds the Partnership would have received under the Third Party Offer.

The fourth phase relates to a 14-acre parcel as to which rezoning from the current multi-family to commercial use is not considered feasible for several years. The Purchaser has been granted an option ending four years after the First Closing to acquire this parcel at $3.50 per square foot (approximately $2,129,000 subject to survey). The Partnership is entitled to make an earlier sale of this parcel, commencing two years after the First Closing, for multi-family residential purposes only, and for a price which is less than the option price, subject to the Purchaser's right of first refusal at the same price.

Randy Rieger, who became vice-president of the Partnership's managing general partner in September, 1995 for an interim period following the death of its President, is entitled to a commission of 10% of the net proceeds to the Partnership on all of the above-described transactions. See Item 13.

In addition, as a result of management's decision to develop portions of the Crestwood Tract, the Partnership has replanned the configuration of the entire tract. This project included a redesign of the Single Family Tract, and the Partnership has now received final plat approval to increase to 198 the number of lots which may be developed in the Single Family Tract. "Development," as such term is applied to single-family lots, entails the completion of all necessary zoning, land use, environmental and other required regulatory procedures, the installation of roads and utility connections to each lot and the provision of drainage facilities.

The Partnership has recently completed the off-site utility infrastructure for the entire Crestwood Tract. The cost of such construction approximated $975,000. This construction was financed with the proceeds of a $975,000 construction loan from Union Bank of Florida, ("Union Bank Loan " -- See Item 13 -"Certain Relationships and Related Transactions"). See Item 7 -Management Discussion and Analysis -- "Liquidity." Under the terms of the Union Bank Loan, the Partnership is paying interest at a rate equal to 2% above the bank's prime lending rate. The Union Bank's aggregate commitment in respect of the Residential Tract is $2,175,000. The Union Bank Loan, which is secured by a first mortgage on the 1978 undeveloped homesites, is due in full on July 1, 1997. Individual lots may be released from the mortgage upon sale upon a prepayment of $20,000 per lot.

The Partnership is developing the residential lots in three phases, of which the first phase, comprising 32 lots, is currently being developed with on-site improvements. financed by $350,000 in additional borrowings under the Union Bank Loan. Four of the residential lots in the first phase have already been purchased by Regency Homes, Inc. for the sum of $35,000 per lot, and the balance of 28 lots are subject to an option in favor of Regency at $36,000 per lot for the 14 remaining waterfront lots and $30,000 for the 14 remaining "dry" lots (an additional $924,000 if all options are exercised). In order to preserve the option, Regency must purchase a minimum of three lots per month commencing in May, 1996. The agreement with Regency Homes, Inc. was unrelated to and not contingent upon the merger described in Item 1 -- Recent Efforts to resume Active Business Operations.

The Partnership proposes to finance on-site development of the balance of the Single Family Tract, anticipated to cost in the range of $1.9 million, with the balance of the borrowing available under the Union Bank Loan and public bond financing through the Indian Trail Water Control District (the "District"), which the Partnership anticipates will produce net available funds of approximately $1,000,000. Union Bank is not obliged to fund the balance of its commitment unless bond issue proceeds of a minimum of $1,000,000 are realized. The District has adopted the Partnership's proposed development plan, a court-appointed commission has reported favorably upon such plan and the District has authorized the initiation of procedures with a view to issuance of the bonds. The Partnership intends to seek issuance of the bonds during mid-spring of 1996. The District's ability to sell such bonds will be subject to financial market and other variable factors which cannot be predicted at this time. The Partnership's ability to proceed with on-site development of these sites would be adversely affected if such bank and/or bond financing proves to be unavailable. The additional financing anticipated from Union Bank could be deferred or said bank's obligation to make further advances could expire without further funding if the Partnership does not sell at least 20 single-family lots in first 32-lot phase on or before May, 1996. In turn, the Partnership's ability to meet this schedule depends upon the rate at which Regency Homes, Inc., which holds options on these lots, is able to sell and construct homes thereon. Regency has the right to defer additional purchases until May 1996 without losing its options. Management believes that the market for homes on such lots is currently strong.

In March, 1993 the Partnership reacquired a separate tract of five acres in the Village by accepting a deed in lieu of foreclosure on a mortgage with a principal balance of $300,000 (See Item 7 --"Foreclosure Transactions"). This parcel is bordered by a golf course and a principal Village road, is zoned for approximately 100 multi-family residential units and is being offered for sale in its present state without further development.

Included in Property Held For Sale at September 30, 1995 is the net carrying value of a mortgage note receivable having a net carrying value of $137,614 on which foreclosure action has been commenced. Management is of the opinion that the realizable value of the underlying property is in excess of the current book value of the mortgage.

Utility Contingent Receivable

In 1983 the Partnership's Predecessor Company sold to the Village of Royal Palm Beach a water and sewage treatment system servicing the Village. Pursuant to the agreement of sale ("Utility Contract"), the Predecessor company received $2,510,000 on closing, and was entitled to future payments to a maximum of $10,900,000 as future connections, measured by consumption increases, were made to the system over a period ending August, 2001. As of September 30, 1995, $5,708,000 had not been received or earned. The Utility Contract also provided for contingent extension periods aggregating not more than three additional years to compensate for possible future governmental building moratoriums or water use restrictions. The Partnership's consultants have advised it that the term has been extended through 2003 as a result of water usage restrictions imposed by the South Florida Water Management District in 1990 and 1991 and moratorium actions taken by the Village of Royal Palm Beach in 1985 and 1986. The Utility Contract also calls for payments to the Partnership equal to 25% of any "Guaranteed Revenues" (payment by developers to secure guaranteed allocations of plant capacity) collected by the Village to a maximum payment of $500,000, of which $262,657 has already been received. It is not possible to predict the amount or timing of future revenues to the Partnership under this program.

To date, the Partnership has received the following Utility Contract payments:

                                           Amount Received Based On
                                       ---------------------------------
Fiscal Year Ended                      Consumption            Guaranteed
September 30,                           Increases              Revenues
- -----------------                      -----------            ----------
1984                                     $919,000
1985                                      830,000
1986                                      637,000
1987                                      859,000
1988                                      240,000             $ 30,000
1989                                      761,000               45,000
1990                                          -0-               35,000
1991                                      293,000               21,000
1992                                      357,000               37,000
1993                                      168,000               47,000
1994                                       58,000               27,000
1995*                                     413,000               20,000
                                       ----------             --------
Total                                  $5,535,000             $262,000
                                       +=========             ========

- ----------------------------------
*Paid in January, 1996.

The Utility Contract with extensions management believes have already accumulated will expire in 2003, subject to extensions of up to one additional year. The ability of the Partnership to realize the maximum price is dependent upon the rate at which the population in the Village grows, and levels of water consumption which in turn depends upon economic, social and climatic factors which cannot be predicted. Historically, water consumption tends to increase based upon increases in population. During most of fiscal 1990, however, due to drought conditions existing in most Southern Florida, the South Florida Water Management District imposed mandatory water usage restrictions. The imposition of these restrictions resulted in a decrease in aggregate water consumption in the area from which the Partnership's receipts are projected while population was increasing.

Management believes that there remain sufficient potential new home water hookups in the area served by the utility to enable the Partnership to realize the maximum remaining $5,708,000 in contingent payments under the Utility Contract. There can be no assurance that the rate of new construction or water consumption in such area will be sufficient to enable the Partnership to receive the full amount or even a substantial portion of such payments prior to the expiration of the contingent payment term.


Acreage in the Vicinity of the Village

Substantially all of the property previously owned by the Predecessor Company in Palm Beach County outside of the Village limits, originally aggregating approximately 23,800 acres, was sold under the Predecessor Company's retail installment sales program, which terminated prior to the inception of the Partnership. The Partnership currently retains a tract of approximately 483 acres, and additionally holds approximately 206 one-acre lots, located approximately eight miles northwest of the Village.

The 206 lots have been improved with graded unpaved access roads and drainage facilities. The Partnership has not sold any of these lots. The timing of future sales of these lots, the manner in which they may be developed and the ultimate realizable prices for these lots are dependent upon a complex and interrelated number of factors arising out of governmental regulations concerning permissible land use.

Palm Beach County has adopted land development regulations under which new development will not be permitted unless adequate public facilities (such as roads) will be in place concurrently with the impacts of such development. The Indian Trail Water Control District ("District") is currently preparing a revised drainage plan which would result in an exemption for such 206 lots from further compliance with such concurrency requirements and would allow the issuance of building permits for single-family residences on such lots. Such plan has been opposed by other governmental agencies, however, and it is uncertain whether the plan will be adopted. If the plan is not approved these lots may not be usable for residential purposes. Further, even assuming a favorable result, the administrative process leading to the availability of building permits cannot be expected to be completed before mid-1998. However, management is of the opinion that the realizable value of these lots, in the aggregate, is in excess of its current book value of $132,754.

The 483-acre tract had been reserved for use by the District, in part, as a water retention area for such revised drainage plan. The Partnership is presently evaluating possible alternative uses of this tract, which contains a significant amount of wetlands. Since the use of this land is also dependent on the extension of roads, and development activity on this tract may meet with opposition from governmental agencies concerned with wildlife and wetlands preservation, it is not possible to estimate the realizable value of this land. However, management is of the opinion that its realizable value is in excess of its current book value of $213,421.

Elsewhere in the vicinity of the Village the Partnership previously held a disputed claim to approximately 24 acres of undeveloped land. This claim had not originally been accorded value on the Partnership's balance sheet and was considered to have little or no value. During 1994, in connection with the resolution of this claim with adjoining land owners, and in order to give value to such claim, the Partnership relinquished a portion of its claim, acquired 5 adjoining acres for $141,879, and executed a joint development agreement with one of such adjoining landowners relating to the Partnership's acreage and such landowner's acreage (comprising approximately 22 acres in the aggregate of which the Partnership now owns approximately 12 acres). The Partnership and the joint developer have recently entered into an agreement to sell the entire combined parcel for a price of $1.90 per square foot, subject to survey, which would result in a gross selling price of approximately $1,820,808 of which the Partnership's share would be approximately $927,500. The sale is subject to the purchaser's ability to have the premises rezoned for use as a shopping center, approval of the premises as a site for a supermarket by a major supermarket chain, and the issuance of all necessary building and other permits, with a closing date (subject to all of the foregoing) no later than June 30, 1997. The agreement is also subject the ability of the Partnership to cause the owner of an adjoining residence, which is not owned by the Partnership or its joint developer, to sell such residence to the purchaser. There is no assurance that such permits will be obtained, nor can the Partnership predict whether the rezoning process, which involves proceedings before several governmental bodies, or the sale of the aforesaid residence, could be completed or obtained within the required time frame.


Hernando County, Florida

The Predecessor Company originally owned approximately 17,600 acres in Hernando County, Florida, located 56 miles from Tampa, with 13 miles of road frontage along U.S. Highway 19, a major area highway. In 1994 the Partnership sold a 14 acre tract in this area for $125,000. The Partnership presently retains approximately 20 acres in this area with negligible value.

Lake County,  Florida

The Predecessor Company originally owned approximately 12,300 acres in Lake County, Florida, located in Central Florida on the outskirts of the Ocala National Forest approximately 39 miles from Ocala and 6 miles from Deland. Lake County is predominantly rural with a population of approximately 14,000. At September 30, 1992, the Partnership owned no property in Lake County; however, in March of 1993 the Partnership accepted a deed in lieu of foreclosure on a mortgage on a 1400 acre portion of this property with a principal balance of $706,000. See Item 7 -- "Foreclosure Transactions." Approximately 1,000 acres of this property which are remote, undeveloped and may be unsuited for any development, were sold by the Partnership for a cash price of $350,000 in June, 1993. The balance of the tract was sold in 1994 in two transactions for prices aggregating $360,000, of which $248,000 was represented by a purchase money mortgage payable over a five year term. In November 1995 this mortgage having a principal balance of $222,471 and deferred profit of $48,958, was sold for $170,000.